As filed with the Securities and Exchange Commission on August 22, 2011.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS

(Exact name of issuer of deposited securities as specified in its charter)

Steel Mills of Minas Gerais Inc.—USIMINAS

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing non-voting preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas	500,000,000 American Depositary Shares	$5.00	$25,000,000	$2,902.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

- # -

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory paragraph
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Article number 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13 and 18

3. Fees and Charges	Article number 7

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of September 25, 2001 among Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 22, 2011.

Legal entity created by the agreement for the issuance of depositary shares representing  non-voting preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title:   Managing Director

Pursuant to the requirements of the Securities Act of 1933, Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Belo Horizonte, Brazil, on August 22, 2011.

Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas

By:  /s/ Wilson Nélio Brumer

         Name: Wilson Nélio Brumer

Title:  Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 22, 2011.

/s/ Wilson Nélio Brumer

Chief Executive Officer

Wilson Nélio Brumer

(principal executive officer)

/s/ Ronald Seckelmann

Finance and Investor Relations Vice-President
Ronald Seckelmann                                                        (principal financial officer)

/s/ Antonio Geraldo Vilela Moraes

Controller

Antonio Geraldo Vilela Moraes

(principal accounting officer)

/s/ Israel Vainboim

Chairman of the Board of Directors

Israel Vainboim

/s/ Albano Chagas Vieira

Director

Albano Chagas Vieira

/s/ Aloíso Marcario Ferreira de Souza

Director

Aloíso Marcario Ferreira de Souza

_____________________________

Director

Francisco Caprino Neto

/s/ Fumihiko Wada

Director

Fumihiko Wada

/s/ Luiz Anibal de Lima Fernandes

Director

Luiz Anibal de Lima Fernandes

/s/ Rita Rebelo Horta de Assis Fonseca

Director

Rita Rebelo Horta de Assis Fonseca

/s/ Rômel Erwin de Souza

Director

Rômel Erwin de Souza

/s/ Toru Obata

Director

Toru Obata

PUGLISI & ASSOCIATES

Authorized Representative in the United States

By: /s/ Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of September 25, 2001 among Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification Under Rule 466.